EXHIBIT 99.1

Navios Maritime Partners L.P. Reports Financial Results for the Fourth

Quarter and Year Ended December 31, 2015

•	Net Income: $41.8 million for 2015; $7.8 million in Q4

•	Earnings per Common Unit: $0.48 for 2015; $0.09 in Q4

•	Strong Credit Profile

•	Rated BB from S&P, Ba3 from Moody’s

•	Net Debt/Book Capitalization: 42.4%

•	EBITDA/Interest: 5.5x

•	EBITDA: $153.3 million for 2015; $35.7 million in Q4

•	Operating Surplus: $112.7 million for 2015; $25.2 million in Q4

MONACO, February 3, 2016 – Navios Maritime Partners L.P. (“Navios Partners” or the “Company”) (NYSE: NMM), an international owner and operator of container and dry bulk vessels, today reported its financial results for the fourth quarter and the year ended December 31, 2015.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners stated, “For 2015, we reported $153.3 million of EBITDA and earned $41.8 million of net income. Our net income per unit for the year was a strong $0.48. While Navios Partners is healthy, we announced the necessary, but painful decision to eliminate distributions given our untenable cost of capital, the inability to know when markets will restore and the opportunities to acquire assets at attractive prices.”

Angeliki Frangou continued, “We did not take this decision lightly. However, we believe that reallocating cash flow to growth opportunities is in the best long-term interests of unitholders when Navios Partners does not have access to equity capital. Moreover, given current distressed market conditions, we believe that Navios Partners can be a unique platform for growth. While unitholders will forego near-term cash flows, Navios Partners should be able to create meaningful future distributable cash flow, whether through capital gains or a healthy charter market, assuming the market improves over time.”

Distributions

The Board of Directors of the Company has decided to suspend the quarterly cash distributions to its unitholders including the distribution for the quarter ended December 31, 2015. The Board believes such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes.

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 3.2 years. Navios Partners has currently contracted out 79.5% of its available days for 2016, 57.2% for 2017 and 49.9% for 2018, including index-linked charters respectively, expecting to generate revenues of approximately $196.3 million, $165.7 million and $151.5 million, respectively. The average expected daily charter-out rate for the fleet is $24,418, $33,557 and $33,298 for 2016, 2017 and 2018, respectively.

Navios Partners has insurance on certain long-term charter-out contracts of drybulk vessels for credit default occurring until the end of 2016, through an agreement with Navios Maritime Holdings Inc., up to a maximum cash payment of $20.0 million.

EARNINGS HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three month periods and the years ended December 31, 2015 and 2014. The quarterly 2015 and 2014 information was derived from the unaudited condensed consolidated financial statements for the respective periods. Adjusted EBITDA, Adjusted Earnings per Common Unit, Adjusted Net Income and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $‘000 except per unit data)	Three Month Period Ended December 31, 2015 (unaudited)	Three Month Period Ended December 31, 2014 (unaudited)	Twelve Month Period Ended December 31, 2015 (unaudited)		Twelve Month Period Ended December 31, 2014 (unaudited)
Revenue	$53,314	$59,390	$223,676	(1)	$227,356
Net Income	$7,807	$13,465	$41,805	(1)	$74,853
Adjusted Net Income	$7,807	$13,465	$41,805	(1)	$49,298	(2) (3)
EBITDA	$35,732	$39,279	$153,279	(1)	$199,954
Adjusted EBITDA	$35,732	$39,279	$153,279	(1)	$152,389	(2)
Earnings per Common Unit (basic and diluted)	$0.09	$0.16	$0.48	(1)	$0.93
Adjusted Earnings per Common Unit (basic and diluted)	$0.09	$0.16	$0.48	(1)	$0.60	(2) (3)
Operating Surplus	$25,175	$26,436	$112,732	(1)	$150,206
Maintenance and Replacement Capital Expenditure reserve	$3,621	$6,253	$13,811		$24,047

(1)	Negatively affected by approximately $5.6 million revenue lost due to drydocks performed in advance.
(2)	Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per Common Unit do not include the accounting effect of the $47.6 million income from the insurance settlement.
(3)	Adjusted Net Income and Adjusted Earnings per Common Unit do not include the $22.0 million loss from the non-cash accelerated amortization of the intangible asset relating to one Capesize vessel.

Three month periods ended December 31, 2015 and 2014

Time charter and voyage revenues for the three month period ended December 31, 2015 decreased by $6.1 million or 10.2% to $53.3 million, as compared to $59.4 million for the same period in 2014. The decrease was mainly attributable to the decrease in the time charter equivalent (“TCE”) to $18,223 for the three month period ended December 31, 2015, from $20,388 for the three month period ended December 31, 2014. This decrease was partially mitigated by the increase in revenue following the delivery of the YM Utmost and the YM Unity in the second half of 2014 and the delivery of the MSC Cristina in April 2015.

EBITDA decreased by $3.5 million to $35.7 million for the three month period ended December 31, 2015, as compared to $39.3 million for the same period in 2014. The decrease in EBITDA was primarily due to: (i) a $6.1 million decrease in revenue; (ii) a $1.0 million increase in management fees due to the increased number of vessels; and (iii) a $0.1 million increase in general and administrative expenses. The above decrease was partially mitigated by: (i) a $2.4 million decrease in time charter and voyage expenses; and (ii) a $1.3 million increase in other income, net.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended December 31, 2015 and 2014 was $3.6 million and $6.3 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended December 31, 2015 of $25.2 million, as compared to $26.4 million for the three month period ended December 31, 2014. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three month period ended December 31, 2015 amounted to $7.8 million compared to $13.5 million for the three month period ended December 31, 2014. The decrease in net income of $5.7 million was due to a: (i) $3.5 million decrease in EBITDA; (ii) $1.1 million increase in direct vessel expenses; (iii) $0.9 million increase in depreciation and amortization expense mainly due to the increased fleet size; and (iv) $0.1 million increase in interest expense and finance cost, net.

Year ended December 31, 2015 and 2014

Time charter and voyage revenues for the year ended December 31, 2015 decreased by $3.7 million or 1.6% to $223.7 million, as compared to $227.4 million for the same period in 2014. The decrease was mainly attributable to the decrease in TCE to $19,739 per day for the year ended December 31, 2015, from $20,306 per day for the year ended December 31, 2014. The above decrease in time charter and voyage revenues was partially mitigated by an increase in revenue due to the delivery of the Navios La Paix and the Navios Sun in January 2014, the YM Utmost and the YM Unity in the second half of 2014 and the delivery of the MSC Cristina in April 2015. As a result of the vessel acquisitions, available days of the fleet increased to 11,051 days for the year ended December 31, 2015, as compared to 10,927 days for the year ended December 31, 2014.

EBITDA for the year ended December 31, 2014 was positively affected by the accounting effect of $47.6 million income from the insurance settlement. Excluding this item, Adjusted EBITDA increased by $0.9 million to $153.3 million for the year ended December 31, 2015, as compared to $152.4 million for the same period in 2014. The increase in Adjusted EBITDA was due to an $8.2 million decrease in time charter and voyage expenses and a $2.7 million increase in other income, net. The above increase was partially mitigated by a: (i) $3.7 million decrease in revenue; (ii) $6.2 million increase in management fees due to the increased number of vessels; and (iii) $0.1 million increase in general and administrative expenses.

The reserve for estimated maintenance and replacement capital expenditures for the year ended December 31, 2015 and 2014 was $13.8 million and $24.0 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the year ended December 31, 2015 of $112.7 million, as compared to $150.2 million for the year ended December 31, 2014. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the year ended December 31, 2014 was: (i) positively affected by the accounting effect of $47.6 million income from the insurance settlement; and (ii) negatively impacted by a $22.0 million loss from the non-cash accelerated amortization of an intangible asset relating to one Capesize vessel. Excluding these items, Adjusted Net income for the year ended December 31, 2015 amounted to $41.8 million compared to $49.3 million for year ended December 31, 2014. The decrease in Adjusted Net income by $7.5 million was due to a: (i) $3.3 million increase in direct vessel expenses; (ii) $3.0 million increase in interest expense and finance cost, net; and (iii) $2.1 million increase in depreciation and amortization expense. The above decrease was partially mitigated by a $0.9 million increase in Adjusted EBITDA.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three month periods and the years ended December 31, 2015 and 2014.

	Three Month Period Ended December 31, 2015 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2014 ($ ‘000) (unaudited)	Year Ended December 31, 2015 ($ ‘000) (unaudited)	Year Ended December 31, 2014 ($ ‘000) (unaudited)
Available Days(1)	2,852	2,855	11,051	10,927
Operating Days(2)	2,839	2,848	11,029	10,909
Fleet Utilization(3)	99.5%	99.7%	99.8%	99.8%
Time Charter Equivalent (per day)(4)	$18,223	$20,388	$19,739	$20,306
Vessels operating at period end	31	32	31	32

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Wednesday, February 3, 2016 to discuss the results for the fourth quarter and year ended December 31, 2015.

Call Date/Time: Wednesday, February 3, 2016 at 8:30 am ET

Call Title: Navios Partners Q4 2015 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 2744 3841

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 2744 3841

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates container and dry cargo vessels. For more information, please visit our website at www.navios-mlp.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ 2016 cash flow generation, future contracted revenues, future distributions and its ability to have a dividend going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, our ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters.

These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the Securities and Exchange Commission, including its Form 20-F’s and Form 6-K’s. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	December 31, 2015 (unaudited)	December 31, 2014 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	$26,750	$99,495
Restricted cash	7,789	954
Accounts receivable, net	3,999	13,278
Prepaid expenses and other current assets	1,297	1,470

Total current assets	39,835	115,197

Vessels, net	1,230,049	1,139,426
Deposits for vessels acquisitions	—	10
Deferred drydock and special survey costs, net and other long-term assets	22,232	8,750
Investment in affiliates	1,315	521
Loans receivable from affiliates	1,521	750
Intangible assets	55,339	74,055

Total non-current assets	1,310,456	1,223,512

Total assets	$1,350,291	$1,338,709

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$2,706	$3,824
Accrued expenses	2,516	3,623
Deferred revenue	4,290	4,310
Current portion of long-term debt	23,336	16,435
Amounts due to related parties	8,680	1,880

Total current liabilities	41,528	30,072

Long-term debt, net of current portion and discount	574,742	559,539
Deferred revenue	1,806	—

Total non-current liabilities	576,548	559,539

Total liabilities	618,076	589,611

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (83,079,710 and 77,359,163 units issued and outstanding at December 31, 2015 and December 31, 2014, respectively)	728,046	744,075
General Partner (1,695,509 and 1,578,763 units issued and outstanding at December 31, 2015 and December 31, 2014, respectively)	4,169	5,023

Total partners’ capital	732,215	749,098

Total liabilities and partners’ capital	$1,350,291	$1,338,709

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period Ended December 31, 2015 (unaudited)	Three Month Period Ended December 31, 2014 (unaudited)	Year Ended December 31, 2015 (unaudited)	Year Ended December 31, 2014 (unaudited)
Time charter and voyage revenues	$53,314	$59,390	$223,676	$227,356
Time charter and voyage expenses	(1,343)	(3,700)	(7,199)	(15,390)
Direct vessel expenses	(1,472)	(388)	(4,043)	(761)
Management fees	(14,481)	(13,504)	(56,504)	(50,359)
General and administrative expenses	(2,207)	(2,088)	(7,931)	(7,839)
Depreciation and amortization	(18,805)	(17,868)	(75,933)	(95,822)
Interest expense and finance cost, net	(7,717)	(7,601)	(31,720)	(28,761)
Interest income	69	43	222	243
Other income	3,529	—	5,232	47,935
Other expense	(3,080)	(819)	(3,995)	(1,749)

Net income	$7,807	$13,465	$41,805	$74,853

Earnings per unit:

	Three Month Period Ended December 31, 2015 (unaudited)	Three Month Period Ended December 31, 2014 (unaudited)	Year Ended December 31, 2015 (unaudited)	Year Ended December 31, 2014 (unaudited)
Earnings per unit:
Common unit (basic and diluted)	$0.09	$0.16	$0.48	$0.93

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31, 2015 (unaudited)	Year Ended December 31, 2014 (unaudited)
OPERATING ACTIVITIES
Net income	$41,805	$74,853
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,933	95,822
Amortization and write-off of deferred financing cost and discount	3,727	3,091
Amortization of deferred drydock and special survey costs	4,043	761
Changes in operating assets and liabilities:
Net (increase) /decrease in restricted cash	(426)	223
Decrease in accounts receivable	9,279	3,020
Decrease in prepaid expenses and other current assets	173	193
Decrease/(increase) in other long-term assets	20	(9)
Payments for dry dock and special survey costs	(17,545)	(9,429)
(Decrease)/increase in accounts payable	(1,118)	653
Decrease in accrued expenses	(1,107)	(253)
Increase in deferred revenue	1,786	1,313
Increase in amounts due to related parties	6,800	1,423

Net cash provided by operating activities	123,370	171,661
INVESTING ACTIVITIES:
Acquisition of vessels	(147,830)	(156,221)
Deposits for acquisition of vessels, net of transfers to vessel acquisitions	—	(10)
Investment in affiliates	(794)	—
Loans receivable from affiliates	(771)	(470)
Release of restricted cash for vessel acquisitions	—	33,429

Net cash used in investing activities	(149,395)	(123,272)
FINANCING ACTIVITIES:
Cash distributions paid	(132,306)	(138,994)
Net proceeds from issuance of general partner units	1,528	2,233
Proceeds from issuance of common units, net of offering costs	72,090	104,499
Proceeds from long-term debt	79,819	56,000
Net increase in restricted cash	(6,409)	—
Repayment of long-term debt and payment of principal	(60,696)	(7,060)
Debt issuance costs	(746)	(918)

Net cash (used in)/provided by financing activities	(46,720)	15,760

(Decrease)/increase in cash and cash equivalents	(72,745)	64,149
Cash and cash equivalents, beginning of period	99,495	35,346

Cash and cash equivalents, end of period	$26,750	$99,495

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)
Navios Apollon	Ultra-Handymax	2000	52,073
Navios Soleil	Ultra-Handymax	2009	57,337
Navios La Paix	Ultra-Handymax	2014	61,485
Navios Gemini S	Panamax	1994	68,636
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Galaxy I	Panamax	2001	74,195
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Navios Orbiter	Panamax	2004	76,602
Navios Helios	Panamax	2005	77,075
Navios Hope	Panamax	2005	75,397
Navios Sun	Panamax	2005	76,619
Navios Sagittarius	Panamax	2006	75,756
Navios Harmony	Panamax	2006	82,790
Navios Fantastiks	Capesize	2005	180,265
Navios Aurora II	Capesize	2009	169,031
Navios Pollux	Capesize	2009	180,727
Navios Fulvia	Capesize	2010	179,263
Navios Melodia	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Buena Ventura	Capesize	2010	179,259
Navios Joy	Capesize	2013	181,389

Container Vessels	Type	Built	Capacity TEU
Hyundai Hongkong	Container	2006	6,800
Hyundai Singapore	Container	2006	6,800
Hyundai Tokyo	Container	2006	6,800
Hyundai Shanghai	Container	2006	6,800
Hyundai Busan	Container	2006	6,800
YM Utmost	Container	2006	8,204
YM Unity	Container	2006	8,204
MSC Cristina	Container	2011	13,100

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA and Adjusted EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

Adjusted EBITDA represents EBITDA excluding certain items, as described under “Earnings Highlights”.

EBITDA and Adjusted EBITDA are presented because Navios Partners believes that EBITDA and Adjusted EBITDA are a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period Ended December 31, 2015 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2014 ($ ‘000) (unaudited)	Year Ended December 31, 2015 ($ ‘000) (unaudited)	Year Ended December 31, 2014 ($ ‘000) (unaudited)
Net cash provided by operating activities	$25,317	$23,107	$123,370	$171,661
Net (increase)/decrease in operating assets	(6,745)	8,903	8,499	6,002
Net increase/(decrease) in operating liabilities	10,298	532	(6,361)	(3,136)
Net interest cost	7,648	7,558	31,498	28,518
Amortization and write-off of deferred financing costs	(786)	(821)	(3,727)	(3,091)

EBITDA(1)	$35,732	$39,279	$153,279	$199,954
Income from the insurance settlement	—	—	—	(47,565)

Adjusted EBITDA	$35,732	$39,279	$153,279	$152,389
Cash interest income	4	29	51	169
Cash interest paid	(6,940)	(6,619)	(26,787)	(25,870)
Maintenance and replacement capital expenditures	(3,621)	(6,253)	(13,811)	(24,047)
Income from the insurance settlement	—	—	—	47,565

Operating Surplus	$25,175	$26,436	$112,732	$150,206
Cash distribution paid relating to the first three quarters of the year	—	—	(94,208)	(106,422)
Cash reserves	(25,175)	9,038	(18,524)	(8,310)

Available cash for distribution	$—	$35,474	$—	$35,474

(1)

	Three Month Period Ended December 31, 2015 ($ ‘000) (unaudited)	Three Month Period Ended December 31, 2014 ($ ‘000) (unaudited)	Year Ended December 31, 2015 ($ ‘000) (unaudited)	Year Ended December 31, 2014 ($ ‘000) (unaudited)
Net cash provided by operating activities	$25,317	$23,107	$123,370	$171,661
Net cash used in investing activities	$(124)	$(54,033)	$(149,395)	$(123,272)
Net cash (used in)/provided by financing activities	$(23,584)	$(9,793)	$(46,720)	$15,760